ADIRA ENERGY ANNOUNCES LISTING ON THE TSX VENTURE EXCHANGE AND COMPLETION OF US$11 MILLION FINANCING

Toronto, Ontario, December 1, 2010 / ADIRA ENERGY LTD. (TSXV: ADL; OTCBB: ADENF; FRANKFURT: AORLB8) Adira Energy Ltd. (“Adira” or the “Company”) is pleased to announce that it has received approval of its application to list its common shares on the TSX Venture Exchange (the “Exchange”) under the trading symbol “ADL”. The Company’s shares are expected to commence trading on the Exchange at the opening of trading on Thursday, December 2, 2010. A listing application dated November 25, 2010 was prepared in accordance with the requirements of the Exchange is available at www.sedar.com.

On November 23, 2010, the Company announced the completion of the previously announced (see press releases dated October 29, 2010 and August 6, 2010) private placement (the “Private Placement”) of US$11,000,000 (the “Gross Proceeds”) in the placement of 27,500,000 subscription receipts (each a “Subscription Receipt”) at US$0.40 per Subscription Receipt. On November 30, 2010 the conditions for the automatic exercise of each Subscription Receipt were fulfilled and the Subscription Receipts will be automatically converted in accordance with the terms and conditions thereof into one common share in the capital of the Company (“Common Share”) and one half of one Common Share purchase warrant (“Warrant”). Each whole Warrant will be exercisable for a term of 3 years from the date of issuance at an exercise price of US$0.55. Fees and commissions will be paid on certain of the Subscription Receipts sold resulting in a total of $522,950 in fees and 1,285,500 broker warrants.

The Company and BRM Group Ltd. (“BRM”) previously agreed that in return for BRM’s lead order of US$4,000,000 in the Private Placement (see press release dated October 29, 2010), for as long as BRM exercises control over 10% or more of the issued and outstanding Common Shares, the Company will nominate, at each annual shareholders meeting of the Company, two nominees of BRM to the board of directors of the Company (the “Board”) and one nominee in the event that BRM exercises control over Common Shares in an amount less than 10% but equal to or greater than 7% of the issued and outstanding Common Shares. As a result of the completion of the Private Placement BRM will own 11.1% of the Company’s issued and outstanding Common Shares. As such, Eli Barkat and Yael Reznik Cramer, will be nominated for director positions at the next annual and special shareholder meeting, which the Company plans to announce within the next few weeks.

The Company’s current management team is comprised of Ilan Diamond, Chief Executive Officer, Alan Friedman Executive Vice-President, Alan Rootenberg, Chief Financial Officer, Denny Johnson, Senior Vice-President Exploration and Development, Colin Kinley President, Chief Operating Officer, Glen Perry Vice President Operations and Gadi Levin, Secretary. The board of directors is comprised of Dennis Bennie, Chairman of the Board, Daniel Bloch, Ilan Diamond, Alan Friedman, Colin Kinley and Glen Perry.

Following listing the Company will have 90,140,001 Common Shares issued and outstanding, 19,536,270 warrants and 5,659,000 options outstanding. 28,233,745 Common Shares, 2,848,000 options and 118,200 warrants will be subject to TSXV Escrow.

“The completion of the financing and listing of Adira Energy on the TSX Venture Exchange marks another significant milestone for the Company as we advance the exploration and development of our oil and gas licenses in Israel” stated Alan Friedman, Co-founder and Executive Vice President. “The Company would like to thank the agent, DS Apex Mergers & Acquisitions Ltd. (Israel), sponsor, Jennings Capital Inc. and finder, PowerOne Capital Markets Limited for their assistance in the financing and listing on the TSX.V”.

About BRM

BRM Group is a privately-held holding company and invests in the hi-tech industry and in the financial services focusing on Israel-related companies. BRM seek out and invest in companies with truly revolutionary potential that can become significant market players, creating long term value and offer entrepreneurs knowledge, networking and capital and a long term company-building focus. The chairman of the group is Mr. Eli Barkat, Chairman and Co-founder of BRM, is a recognized figure in the Israeli business community, with more than 20 years of entrepreneurial, investment and business management experience.

BRM Group has a history of building success stories and has been involved, either directly or via venture capital funds under its control, in some noteworthy exits. These include Checkpoint (NASDAQ: CHKP); Backweb (NASDAQ: BWEB); Passave (sold to PMC-Sierra); Oplus Technologies (sold to Intel); Whale Communications (sold to Microsoft); and Fraud Sciences (sold to eBay).

For more information, visit www.brm.com.

About Adira Energy Ltd.

Adira Energy Ltd. explores for oil and gas in and offshore Israel. It has four petroleum exploration licenses; the Eitan, Gabriella, Yitzhak and Samuel Licenses, collectively covering an aggregate total of approximately 350,000 acres. These licenses are located respectively on-shore in the Hula Valley of Northern Israel, 10 km offshore between Netanya and Ashdod, 17 km offshore between Hadera and Netanya and adjacent to the coast between Ashqelon and Bat-Yam. In addition the company has an agreement to farm in to 70% of the Notera license adjacent to the company’s Eitan license.

The Company has filed an independent technical report related to the Eitan license on www.sedar.com. The report, prepared by Petrotech Engineering Ltd. is entitled “Evaluation of the Interest of Adira Energy Corp. in License No.356 EITAN in the Hula Valley, Israel”, dated June 1, 2009 and is supplemented by a letter dated October 8, 2009.

For more information contact:

Adira Energy Ltd.
Canada	Israel
Alan Friedman	Ilan Diamond
Executive Vice President, Corporate Development	Chief Executive Officer
contact@adiraenergy.com	ilan@adiraenergy.com
+1 416 250 1955	+ 972 50 991 8555

Or visit the Company’s profile at www.SEDAR.com.

Forward-Looking Statement Disclaimer

This press release includes certain statements that may be deemed “forward-looking statements”. All statements in this press release, other than statements of historical facts, including those that announce proposed financings that the Company expects to complete, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include the failure of investors who are believed to have committed to the financings to complete them as a result of general market conditions, adverse developments unique to such investors, or otherwise. Accordingly, the actual amounts raised may differ materially from those projected in the forward-looking statements. For more information on the Company, investors should review the Company’s filings, available at www.sedar.com and www.sec.gov. This announcement does not constitute an offering of securities nor a solicitation to purchase securities. An offer of securities will only be made by subscription agreement and subject to applicable law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.